Exhibit 99.1

Quipt Home Medical Corp.

Condensed Consolidated Interim Financial Statements

2023 First Quarter

For the three months ended

December 31, 2022 and 2021

(UNAUDITED)

(Expressed in US Dollars)

Condensed Consolidated Interim Statements of Financial Position	Page 1
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)	Page 2
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	Page 3
Condensed Consolidated Interim Statements of Cash Flows	Page 4
Notes to the Condensed Consolidated Interim Financial Statements	Pages 5-15

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		As at	As at
		December 31,	September 30,
	Notes	2022	2022
ASSETS
Current Assets
Cash		$3,656	$8,516
Accounts receivable, net	4	17,178	16,383
Inventory	5	16,866	15,585
Prepaid and other current assets		1,255	1,052
Total current assets		38,955	41,536
Long-term assets
Property, equipment, and right of use assets, net	6	36,393	33,497
Goodwill	7	28,208	28,208
Intangible assets, net	7	28,086	28,887
Other assets	10	83	86
Total long-term assets		92,770	90,678
TOTAL ASSETS		$131,725	$132,214

LIABILITIES
Current Liabilities
Accounts payable		$14,128	$13,841
Accrued liabilities		2,427	3,451
Current portion of equipment loans	10	6,388	5,473
Current portion of lease liabilities	10	3,461	3,304
Current portion of senior credit facility	10	2,639	6,857
Deferred revenue	9	3,073	3,036
Purchase price payable	3	4,984	5,778
Total current liabilities		37,100	41,740
Long-term Liabilities
Equipment loans	10	171	234
Lease liabilities	10	10,199	7,195
Senior credit facility	10	3,692	3,378
SBA Loan	10	120	120
TOTAL LIABILITIES		51,282	52,667

SHAREHOLDERS' EQUITY
Capital stock	11	214,254	214,254
Contributed surplus		26,888	26,317
Accumulated deficit		(160,699)	(161,024)
TOTAL SHAREHOLDERS' EQUITY		80,443	79,547
TOTAL LIABILITIES AND EQUITY		$131,725	$132,214

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page	1

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Three Months	Three Months
		Ended December 31,	Ended December 31,
	Notes	2022	2021
Revenue
Rentals of medical equipment		$18,425	$14,982
Sales of medical equipment and supplies		22,390	14,543
Total revenues		40,815	29,525
Cost of inventory sold		10,075	7,659
Operating expenses	13	19,462	13,414
Bad debt expense		2,283	2,412
Depreciation	6	5,992	4,566
Amortization of intangible assets	7	801	447
Stock-based compensation	11	571	2,110
Acquisition-related costs	3	257	62
Loss on disposal of property and equipment		—	35
Operating income (loss) from continuing operations		1,374	(1,180)
Financing expenses
Interest expense, net		712	501
Loss on foreign currency transactions		4	41
Change in fair value of debentures	10	—	261
Income (loss) before taxes from continuing operations		658	(1,983)
Provision for income taxes		333	148
Net income (loss)		$325	$(2,131)

Net income (loss) per share (Note 14)
Basic earnings (loss) per share		$0.01	$(0.06)
Diluted earnings (loss) per share		$0.01	$(0.06)
Weighted average number of common shares outstanding:
Basic		35,605	33,346
Diluted		38,148	33,346

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page	2

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’

EQUITY (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Number of					Total
		Shares	Capital	Contributed	Shares to	Accumulated	shareholders'
	Notes	(000’s)	stock	surplus	be Issued	Deficit	equity
Balance September 30, 2021		33,350	$202,827	$21,001	$657	$(165,863)	$58,622
Net loss		—	—	—	—	(2,132)	(2,132)
Stock options exercised	11	4	2	—	—	—	2
Stock-based compensation	11	—	—	2,110	—	—	2,110
Balance December 31, 2021		33,354	$202,829	$23,111	$657	$(167,995)	$58,602

Balance September 30, 2022		35,605	$214,254	$26,317	$—	$(161,024)	$79,547
Net income		—	—	—	—	325	325
Stock-based compensation	11	—	—	571	—	—	571
Balance December 31, 2022		35,605	$214,254	$26,888	$—	$(160,699)	$80,443

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page	3

Quipt Home Medical Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Three months	Three months
		ended December 31,	ended December 31,
	Notes	2022	2021
Operating activities
Net income (loss)		$325	(2,131)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6, 7	6,793	5,013
Amortization of financing costs and accretion of purchase price payable	3, 10	118	47
Interest expense, net of amortization and accretion	10	594	454
Cash paid for interest		(595)	(635)
Loss on foreign currency transactions		4	41
Loss on fair value of convertible debentures	10	—	261
(Gain) loss on disposal of property and equipment		—	35
Stock-based compensation	11	571	2,110
Provision for income taxes		333	148
Cash refunded for income taxes		—	126
Change in working capital (net of acquisitions):
Net increase in accounts receivable		(795)	(498)
Net decrease (increase) in inventory		(1,283)	1
Net increase in prepaid and other current assets		(223)	(886)
Net (decrease) increase in deferred revenue		38	(132)
Net (decrease) increase in accounts payables and accrued liabilities		(1,048)	1,169
Net cash flow provided by operating activities		4,832	5,123
Investing activities
Purchase of property and equipment	6	(1,301)	(973)
Cash proceeds from sale of property and equipment		—	140
Cash paid for acquisitions		—	(4,507)
Net cash flow used in investing activities		(1,301)	(5,340)
Financing activities
Repayments of loans	10	(2,722)	(3,254)
Repayments of leases	10	(849)	(828)
Repayments on revolving credit facility, net		(3,900)	—
Repayments of term credit facility		(63)	—
Issuance costs related to credit facility		(31)	—
Payments of purchase price payable	3	(823)	(241)
Proceeds from exercise of options	11	—	2
Net cash flow used in financing activities		(8,388)	(4,321)

Net decrease in cash		(4,857)	(4,538)

Effect of exchange rate changes on cash held in foreign currencies		(3)	15

Cash, beginning of period		8,516	34,612
Cash, end of period		$3,656	$30,089

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page	4

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) DECEMBER 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Quipt Home Medical Corp. (“Quipt” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is 666 Burrard St, Vancouver, British Columbia, V6C 2Z7. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP and BiPAP units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services. The Company has embarked on an acquisition strategy for additional revenue and profit growth.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.

2.	Summary of significant accounting policies

Unreserved statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2022 and 2021.

The Company has followed the same basis of presentation, accounting policies and method of computation for these condensed consolidated interim financial statements as disclosed in the annual audited consolidated financial statements for the years ended September 30, 2022 and 2021.

The unaudited consolidated financial statements were approved and authorized for issue by the Board of Directors on February 13, 2023.

Page	5

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) DECEMBER 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

3.	Purchase Price Payable

The purchase price payable included on the statements of financial position consists of amounts related to prior period acquisitions. Below is the movement in purchase price payable for the three months ended December 31, 2022 and 2021, respectively:

Amount
Balance September 30, 2021 (current $2,383 plus long-term $133)	$2,516
Addition from acquisitions	795
Accretion of interest	12
Payments	(241)
Balance December 31, 2021 (current $2,949 plus long-term $133)	$3,082

Balance September 30, 2022 (current $5,778)	$5,778
Accretion of interest	29
Payments	(823)
Balance December 31, 2022 (current $4,984)	$4,984

4.	Accounts Receivable

Accounts receivable represents amounts due from insurance companies and patients. As of December 31, 2022, the Company has approximately 9% of the Company’s receivables due from Medicare:

	As at	As at
	December 31, 2022	September 30, 2022
Gross receivable	$27,788	$27,122
Reserve for expected credit losses	(10,610)	(10,739)
Total	$17,178	$16,383

5.	Inventory

The expense for slow-moving inventory is included within cost of inventory sold in the condensed consolidated statement of income (loss) and comprehensive income (loss).

	As at December 31,	As at September 30,
	2022	2022
Serialized	$7,132	$5,814
Non-serialized	9,817	9,854
Reserve for shrink and slow-moving	(83)	(83)
Total Inventory	$16,866	$15,585

6.	Property and equipment and right of use assets

As of December 31, 2022, property and equipment and right of use assets was comprised of the following:

Page	6

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) DECEMBER 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

	As at	As at
Cost	December 31, 2022	September 31, 2022
Property and equipment, net	$23,533	$22,750
Right of use assets, net	12,860	10,747
Total	$36,393	$33,497

Rental equipment transferred from inventory during the three months ended December 31, 2022 and 2021 was $4,559,000 and $3,457,000. For the three months ended December 31, 2022 and 2021, the Company obtained equipment loans (Note 10) of $3,574,000 and $2,485,000, respectively, with the balance of $985,000 and $972,000 paid in cash. respectively.

7.	Goodwill and Intangible Assets

The following is the activity in goodwill and intangible assets for the three months ended December 31, 2022 and 2021:

				Sub-total
				intangibles
		Customer	Other	with finite
Cost	Goodwill	relationships	Intangibles	lives	Total
Balance September 30, 2021	$12,456	$20,690	$8,109	$28,799	$41,255
Acquisitions	3,198	—	—	—	3,198
Disposals	—	(2)	—	(2)	(2)
Balance December 31, 2021	$15,654	$20,688	$8,109	$28,797	$44,451

Balance September 30, 2022	$28,208	$34,898	$10,499	$45,397	$73,605
Balance December 31, 2022	$28,208	$34,898	$10,499	$45,397	$73,605

				Sub-total
				intangibles
		Customer	Other	with finite
Accumulation amortization	Goodwill	relationships	Intangibles	lives	Total
Balance September 30, 2021	$—	$8,267	$5,658	$13,925	$13,925
Amortization	—	354	93	447	447
Disposals	—	(2)	—	(2)	(2)
Balance December 31, 2021	$—	$8,619	$5,751	$14,370	$14,370

Balance September 30, 2022	$—	$10,345	$6,165	$16,510	$16,510
Amortization	—	645	156	801	801
Balance December 31, 2022	$—	$10,990	$6,321	$17,311	$17,311

				Sub-total
				intangibles
		Customer	Other	with finite
Net carrying amount	Goodwill	relationships	Intangibles	lives	Total
Balance September 30, 2021	$12,456	$12,423	$2,451	$14,874	$27,330
Balance December 31, 2021	$15,654	$12,069	$2,358	$14,427	$30,081
Balance September 30, 2022	$28,208	$24,553	$4,334	$28,887	$57,095
Balance December 31, 2022	$28,208	$23,908	$4,178	$28,086	$56,294

Page	7

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) DECEMBER 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

8.	Government Grant

During the year ended September 30, 2020, the Company received payments related to the two separate provisions of the US CARES Act.

Payroll Protection Plan (“PPP’)

On April 16, 2020, the Company received $4,254,000 related to the PPP, which was to assist companies in maintaining their workforce. The loans and accrued interest were forgivable if the borrower uses the loan proceeds for eligible purposes. On March 23, 2022, the loan was forgiven. No reduction was recorded in the three months ended December 31, 2022 or 2021, and no balance remained on the balance sheet as of December 31, 2022 and September 30, 2022.

Public Health and Social Services Emergency Fund (“Relief Fund”)

During the year ended September 30, 2020, the Company received $1,797,000 from the Relief Fund, which was established to support healthcare providers to prevent, prepare for, and respond to coronavirus, including health care related expenses or lost revenues, subject to certain terms and conditions. If those terms and conditions are met, payments do not need to be repaid. No expenses related to the PPP can be used to meet the terms and conditions for the Relief Fund.

In September 2021, the Company submitted its filing with the Health and Human Services (“HHS”) supporting the use of the funds under the terms and conditions of the Relief Fund. The HHS has not indicated whether any formal notification of acceptance will be provided. The original proceeds were recognized as a liability, which was reduced based on certain related costs incurred. No reduction was recorded in the three months ended December 31, 2022 or 2021, and no balance remained on the balance sheet as of December 31, 2022 and September 30, 2022.

9.	Deferred Revenue

Activity for deferred revenue for the three months ended December 31, 2022 and 2021 is as follows:

	For the three	For the three
	months ended	months ended
	December 31, 2022	December 31, 2021
Beginning Balance	$3,036	$2,452
Acquisitions	—	67
Net change	37	(132)
Ending Balance	$3,073	$2,387

10.	Long-term Debt

Senior Credit Facility

In September 2022, the Company entered into a five-year, $110,000,000 senior credit facility (“Facility”) with a group of US banks. The facility consists of a delayed draw term loan facility of $85,000,000, a term loan of $5,000,000 that was drawn at closing, and a $20,000,000 revolving credit facility. The facility amends the $20,000,000 revolving credit facility that was entered into in September 2020. The Facility is secured by substantially all assets of the Company and is subject to certain financial covenants.

Page	8

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) DECEMBER 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

The Facility bears interest at variable rates ranging in length from daily to three months and has fees for unused balances. As of December 31, 2022, the outstanding balances under the Facility totaled $8,037,500, comprised of $4,937,500 on the term loan and $3,100,000 on the revolving credit facility.

As of December 31, 2022, the term loan bears interest at an annual rate of 6.8% and is repayable in quarterly installments of $62,500, with the balance due at maturity. The revolving credit facility bears interest at an annual rate of 8.6% and is payable at maturity. It is classified as a current liability as it is expected to be repaid during the next twelve months.

Interest expense on the Facility was $213,000 for the three months ended December 31, 2022. The fair value of the facility approximates the carrying value as of December 31, 2022.

The Company has incurred $1,810,000 in financing costs to obtain the Facility, which is reflected as a reduction of the outstanding balance and will be amortized as interest expense using the effective interest method over the life of the Facility. During the three months ended December 31, 2022, $89,000 of amortization of deferred financing costs was recorded.

A summary of the balances related to the Facility as of December 31, 2022 and September 30, 2022 is as follows:

	As of	As of
	December 31, 2022	September 30, 2022
Delayed-draw term loan	$—	$—
Term loan	4,938	5,000
Revolving credit facility	3,100	7,000
Total principal	8,038	12,000
Deferred financing costs	(1,706)	(1,765)
Net carrying value	$6,332	$10,235

Current portion	2,639	6,857
Long-term portion	3,692	3,378
Net carrying value	$6,331	$10,235

The revolving credit facility that was replaced with the Facility incurred interest expense of $13,000 for the three months ended December 31, 2021. Issuance costs were being amortized on a straight-line over the four-year term of the facility for a total of $35,000 for the three months ended December 31, 2021.

Debentures

On March 7, 2019, the Company issued C$15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30 and December 31. Each C$1,000 (US$807) debenture was convertible at the option of the holder into 192.31 common shares. Beginning March 9, 2022, the Company could force conversion of the outstanding principal at a conversion price of C$5.20 per share, if the daily volume weighted average price of the common shares exceeds C$6.48 per share for twenty consecutive trading days. The Company exercised this option during the year ended September 30, 2022. No debentures remain outstanding as of December 31, 2022 or September 30, 2022.

The debentures contained multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company was unable to measure the fair value of embedded derivatives reliably, it had chosen to designate the convertible debentures in their entirety (including conversion right, forced

Page	9

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) DECEMBER 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL). The debentures were valued at fair value using the current trading price, and a gain of $261,000 was recorded for the three months ended December 31, 2021.

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the suppliers’ designated financial institutions, under which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In most cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company used an incremental borrowing rate of 6% - 7% to impute interest on these arrangements. There are no covenants with the loans and the carrying value of the equipment that is pledged as security against the loans is $8,693,000 and $14,949,000 as of December 31, 2022 and September 30, 2022, respectively.

Following is the activity in equipment loans for the three months ended December 31, 2022 and 2021:

	Three months ended	Three months ended
	December 31, 2022	December 31, 2021
Beginning Balance	$5,707	$7,384
Additions	3,574	2,485
Repayments	(2,722)	(3,254)
Ending Balance	6,559	6,615
Current portion, less than 1 year	6,388	6,303
Long-term portion, due between 1 and 5 years	$171	$312

Leases Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an 8% incremental borrowing rate. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 3.0% to 11.3%.

Following is the activity in lease liabilities for the three months ended December 31, 2022 and 2021:

		Real
	Vehicles	estate	Total
Balance September 30, 2021	$2,414	$5,351	$7,765
Additions:
Acquisitions	35	912	947
Operations	143	102	245
Lease terminations	—	(78)	(78)
Repayments	(330)	(498)	(828)
Balance December 31, 2021	$2,262	$5,789	$8,051

Balance September 30, 2022	$1,993	$8,506	$10,499
Additions	—	4,010	4,010
Repayments	(137)	(712)	(849)
Balance December 31, 2022	$1,856	$11,804	$13,660

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Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) DECEMBER 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Future payments pursuant to lease liabilities are as follows:

	As at	As at
	December 31, 2022	September 30, 2022
Less than 1 year	$4,385	$3,979
Between 1 and 5 years	9,494	7,443
More than five years	2,786	1,108
Gross lease payments	16,665	12,530
Less: finance charges	(3,005)	(2,031)
Net lease liabilities	13,660	10,499
Current portion	3,461	3,304
Long-term portion	$10,199	$7,195

SBA Loan

In conjunction with an acquisition, the Company assumed an SBA Loan. The face amount of the loan was $150,000 and bears interest at a stated interest rate of 3.75%. Due to the below-market interest rate, the Company valued the loan at the net present value of the payments using the incremental borrowing rate of 6%, resulting in a fair value on the acquisition date of $119,000. The loan is payable in monthly installments of $731 through May 2051 and is secured by substantially all the assets of acquired subsidiary.

Following is the activity in the SBA Loan for the three months ended December 31, 2022 and 2021:

	Three months ended	Three months ended
	December 31, 2022	December 31, 2021
Beginning Balance	$120	$121
Interest expense	2	2
Repayments	(2)	(2)
Ending Balance	$120	$121

11.	Share capital

The Company considers its capital to be shareholders’ equity, which is comprised of capital stock, contributed surplus, shares to be issued, and accumulated deficit, in the amount of $80,443,000 and $79,547,000 as at December 31, 2022 and September 30, 2022, respectively.

Issued share capital

The Company has only one class of common stock outstanding. Effective May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. Unless otherwise stated, the share, options and warrants along with corresponding exercise prices and per-share amounts have been restated retrospectively to reflect this share consolidation.

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a reduction of equity, net of any income tax effects.

Page	11

Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) DECEMBER 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Accumulated other comprehensive income represents items such as cumulative, foreign currency translation adjustments, the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale, and changes in fair value of derivatives designated as cash flow hedges and is presented as a separate component of shareholders’ equity on the consolidated statements of financial position.

Shares to be issued

The Company acquired a company during the year ended September 30, 2021, with a portion of the purchase price payable in shares. The fair value of the stock has been discounted by 25%, using the Black-Scholes pricing model for put options, to reflect the inability to sell the stock for a period and for the time between the date of the acquisition and the dates the stock is to be issued.

The shares that were scheduled to be issued in August 2022, were settled instead, upon mutual agreement of the parties, with a cash payment of $1,100,000 in the fourth quarter of fiscal year 2022.

Stock options and grants

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options having varying vesting periods and the options granted during the three months ended December 31, 2022 vest quarterly over eight or twelve quarters.

A summary of stock options is provided below:

		Weighted
	Number of options (000’s)	average exercise price
Balance September 30, 2021	3,786	C$	4.15
Exercised	(2)		1.50
Expired	(10)		4.91
Forfeited	(31)		8.48
Balance December 31, 2021	3,743	C$	4.11

Balance September 30, 2022	3,751	C$	4.24
Expired	(19)		5.88
Forfeited	(43)		6.97
Balance December 31, 2022	3,689	C$	4.09

At December 31, 2022, the Company had 3,000,586 vested stock options with a weighted average exercise price of C$3.16.

Restricted stock units

On May 20, 2021, 953,750 restricted stock units were granted to officers and directors. Each unit represents the right to receive one common share, and vests over a period of two years from the grant date at the rate of one-eighth every three months commencing three months after the grant date. After forfeitures, there are 848,750 restricted stock units outstanding at December 31, 2022 and September 30, 2022, of which 645,313 restricted stock units are vested as of December 31, 2022.

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Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) DECEMBER 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

On February 1, 2022, 81,340 restricted stock units were granted to officers. Each unit represents the right to receive one common share, and vested in four installments on the last day of each calendar quarter of 2022, resulting in all restricted stock units being vested as of December 31, 2022.

The fair value of the units on the date of grant are discounted to reflect the difference between the vesting dates and the issuance dates, resulting in cumulative compensation expense of C$7,586,000 ($6,285,000) and C$529,000 ($417,000) to be expensed over the vesting period with an increase to contributed surplus.

Stock-based compensation

The Company accounts for stock-based compensation using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options and restricted stock units at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus. An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

For the three months ended December 31, 2022 and 2021, the Company recorded stock-based compensation expense as follows:

	Three Months	Three Months
	Ended December 31,	Ended December 31,
	2022	2021
Restricted stock units	$345	$1,051
Stock options	226	1,059
Stock-based compensation expense	$571	$2,110

12.	Commitments and contingencies

Commitments

The Company leases certain facilities with terms of less than a year that are classified as operating leases. Future payments pursuant to these leases are $75,000 as of December 31, 2022, which are all due in less than one year.

Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

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Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) DECEMBER 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

13. Operating expenses

	Three months	Three months
	ended December 31,	ended December 31,
	2022	2021
Payroll and employee benefits	$12,359	$8,618
Facilities	1,044	600
Billing	1,879	1,387
Professional fees	992	635
Outbound freight	665	433
Vehicle fuel and maintenance	784	403
All other	1,739	1,338
Total operating expenses	$19,462	$13,414

14. Income taxes

As of December 31, 2022 and September 30, 2022, the Company's deferred tax liability was zero. Cumulative deferred tax assets are fully reserved as there is not sufficient evidence to conclude it is more likely than not the deferred tax assets are realizable. There is no current liability for federal income taxes. A state and local income tax payable of $579,000 and $246,000 as of December 31, 2022 and September 30, 2022, respectively, has been included within “Accrued liabilities” in these condensed consolidated interim statements of financial position.

15.	Income (loss) per share

Income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur from the incremental shares issued if in-the-money securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market price. For periods with a net loss, the potential dilutive shares were excluded because their effect is anti-dilutive.

The following reflects the earnings and share data used in the basic and diluted income (loss) per share computations:

	Three months	Three months
	ended December 31,	ended December 31,
	2022	2021
Net income (loss) for continuing operations	$325	$(2,131)
Basic weighted average number of shares	35,605	33,346
Diluted weighted average number of shares	38,148	33,346
Basic earnings (loss) per share	$0.01	$(0.06)
Diluted earnings (loss) per share	$0.01	$(0.06)

The effect of instruments exercisable or convertible to common shares for the three months ended December 31, 2021 were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

16.	Related party transactions

The Company has six leases for office, warehouse, and retail space with a rental company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases were approximately $65,000 and $52,000 per month for the three months

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Quipt Home Medical Corp.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) DECEMBER 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

ended December 31, 2022 and 2021, respectively, with increases on October 1 of each year equal to the greater of (i) the Consumer Price Index for All Urban Consumers (CPI-U), and (ii) 3%. One lease expires in June 2026 and the remaining five leases expire on September 30, 2029.

Expense for Board of Directors’ fees were $88,000 and $53,000 for the three months ended December 31, 2022 and 2021, respectively. Stock-based compensation for the Board of Directors was $107,000 and $578,000 for the three months ended December 31, 2022 and 2021, respectively.

Key management personnel also participate in the Company’s share option program (see Note 1). The Company recorded compensation to key management personnel as follows:

	Three months	Three months
	ended December 31,	ended December 31,
	2022	2021
Salaries and Benefits	$291	$267
Stock-based compensation	237	1,096
Total	$528	$1,363

In addition to salaries and benefits above, bonuses of $519,000 and $485,000 were paid during the three months ended December 31, 2022 and 2021, respectively. The bonuses were expensed during the twelve months ended September 30, 2022 and 2021, respectively.

17.	Subsequent event

Acquisition of Great Elm Healthcare, LLC

On January 3, 2023, the Company, through one of its indirect wholly-owned subsidiaries, acquired Great Elm Healthcare, LLC (“Great Elm”). The purchase price was $80,000,000, which is comprised of approximately $73,000,000 in cash, $5,000,000 in assumed debt, and 431,996 Quipt common shares at a deemed price per share equal to $4.63. The cash was obtained from the delayed draw term loan and revolving credit facility components of the Facility.

Pro forma three-month revenues and net loss of Great Elm had the acquisition occurred on October 1, 2022 are approximately $15,000,000 and $(500,000), respectively. The Company is in the process of gathering the information required to allocate the purchase price to the acquired tangible and intangible assets and assumed liabilities as of the acquisition date.

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